May 8, 2025

Corey Lambrecht
Chief Operating Officer and Director
AMERICAN REBEL HOLDINGS INC
5115 Maryland Way, Suite 303
Brentwood, TN 37027

       Re: AMERICAN REBEL HOLDINGS INC
           Registration Statement on Form S-1
           Filed April 18, 2025
           File No. 333-286644
Dear Corey Lambrecht:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed April 18, 2025
Description of Capital Stock, page 24

1.     Please expand your disclosure to provide a brief description of the piggy-back
       registration rights. We note your disclosure on the cover page that 1,082,768 shares of common stock are being registered pursuant to piggy-back registration rights. This appears inconsistent with your disclosure on page 13. Please revise or advise. Further, please confirm these securities have been issued in compliance
       with Question 139.06 of the Division   s Securities Act Sections
Compliance and
       Disclosure Interpretations.
General

2. We note your disclosure that the Series A Preferred Stock has superior voting rights of
       1,000 to 1 over shares of common stock. Please revise your cover page, summary, and
 May 8, 2025
Page 2

       risk factors section to address the disparate voting rights.
3. We note your disclosure on pages 15 and 20 regarding the beneficial ownership by management. If applicable, please revise to disclose your controlled company status and whether you intend to rely on exemptions from certain corporate governance requirements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Purnell at 202-551-3454 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing